

EXHIBIT H:
ISSUER LEGAL DOCUMENTATION



FUNDOPOLIS

State of Washington

Secretary of State
CORPORATIONS DIVISION
James M. Dolliver Building
801 Capitol Way South
PO Box 40234
Olympia WA 98504-0234
360.725.0377

FILED
SECRETARY OF STATE
JUNE 28, 2016
STATE OF WASHINGTON

604 011 747

Limited Liability Company

Office Information

Application ID 3853286
Tracking ID 3275203
Validation ID 3209729-001
Date Submitted for Filing: 6/28/2016

Contact Information

Contact Name Zoe Dickson
Contact Address 5850 Granite Parkway Suite 215
Plano
TX
75024

Contact Email filings@legalinc.com
Contact Phone 972-865-7421

Certificate of Formation

Preferred Name PEEKA LLC
Physical Address 4150 Beach Dr. SW #101
Seattle
WA
98116

Purpose Any Lawful Purpose
Duration Perpetual

Formation Date   Effective Upon Filing by the Secretary of State

Expiration Date 6/30/2017

Limited Liability Company Management Members

Limited Liability Company mailing Adress Contact

Members Signature Attached

Registered Agent Information

Agent is Individual

Agent Name Michael Wong

Agent Street Address 4150 Beach Dr. SW #101
Seattle
WA
98116

Agent Mailing Address Same as Street Address

Agent Email Address

Executors Information

Executor #1

Executor Name Michael Wong

Executor Title Executor

Executor Address 4150 Beach Dr. SW #101
Seattle
WA
98116

Executor #2

Executor Name Darin Milanesio

Executor Title Executor

Executor Address 20328 Rd. 180
Strathmore
CA
93267

Submitter Information

Submitted By   Michael Wong

02/07/17 3375959-001
$240.00 K
tid:3428691

FILED

FEB 07 2017

WA SECRETARY OF STATE

ARTICLES OF CONVERSION OF
PEEKA LLC,
A WASHINGTON LIMITED LIABILITY COMPANY,
INTO
PEEKA INC.,
A WASHINGTON CORPORATION

The following Articles of Conversion are being filed pursuant to RCW 25.15.420 to reflect the conversion of Peeka LLC, a limited liability company organized and existing under the laws of Washington, into Peeka Inc., a corporation organized and existing under the laws of Washington.

1. Peeka LLC, a limited liability company organized and existing under the laws of Washington, has been converted into Peeka Inc., a corporation organized and existing under the laws of Washington (the "***Converted Entity***"). The jurisdiction of the Converted Entity's governing statute is the State of Washington.

2. The conversion is effective upon filing with the Washington Secretary of State these Articles of Conversion, which contain the Articles of Incorporation of the Converted Entity attached hereto as Exhibit A.

3. The conversion was approved as required by RCW 25.15.419 by consent of all the members of Peeka LLC, a limited liability company organized and existing under the laws of Washington.

4. The conversion was approved as required by RCW 23B.09, the governing statute of the Converted Entity.

PEEKA LLC

By: ______________________________
Name: Michael Wong
Authority: Member

By: ______________________________
Name: Darin Milanesio
Authority: Member

By: ______________________________
Name: Alex Comfortes
Authority: Member

ARTICLES OF CONVERSION OF
PEEKA LLC,
A WASHINGTON LIMITED LIABILITY COMPANY,
INTO
PEEKA INC.,
A WASHINGTON CORPORATION

The following Articles of Conversion are being filed pursuant to RCW 25.15.420 to reflect the conversion of Peeka LLC, a limited liability company organized and existing under the laws of Washington, into Peeka Inc., a corporation organized and existing under the laws of Washington.

1. Peeka LLC, a limited liability company organized and existing under the laws of Washington, has been converted into Peeka Inc., a corporation organized and existing under the laws of Washington (the "***Converted Entity***"). The jurisdiction of the Converted Entity's governing statute is the State of Washington.

2. The conversion is effective upon filing with the Washington Secretary of State these Articles of Conversion, which contain the Articles of Incorporation of the Converted Entity attached hereto as Exhibit A.

3. The conversion was approved as required by RCW 25.15.419 by consent of all the members of Peeka LLC, a limited liability company organized and existing under the laws of Washington.

4. The conversion was approved as required by RCW 23B.09, the governing statute of the Converted Entity.

PEEKA LLC

By: ______________________________
Name: Michael Wong
Authority: Member

By: Darin Milanesio
Name: Darin Milanesio
Authority: Member

By: ______________________________
Name: Alex Comfortes
Authority: Member

JA

ARTICLES OF CONVERSION OF
PEEKA LLC,
A WASHINGTON LIMITED LIABILITY COMPANY,
INTO
PEEKA INC.,
A WASHINGTON CORPORATION

The following Articles of Conversion are being filed pursuant to RCW 25.15.420 to reflect the conversion of Peeka LLC, a limited liability company organized and existing under the laws of Washington, into Peeka Inc., a corporation organized and existing under the laws of Washington.

1. Peeka LLC, a limited liability company organized and existing under the laws of Washington, has been converted into Peeka Inc., a corporation organized and existing under the laws of Washington (the "*Converted Entity*"). The jurisdiction of the Converted Entity's governing statute is the State of Washington.

2. The conversion is effective upon filing with the Washington Secretary of State these Articles of Conversion, which contain the Articles of Incorporation of the Converted Entity attached hereto as Exhibit A.

3. The conversion was approved as required by RCW 25.15.419 by consent of all the members of Peeka LLC, a limited liability company organized and existing under the laws of Washington.

4. The conversion was approved as required by RCW 23B.09, the governing statute of the Converted Entity.

PEEKA LLC

By: _____
Name: Michael Wong
Authority: Member

By: _____
Name: Darin Milanesio
Authority: Member

By: ___*Alex Comfortes*___
Name: Alex Comfortes
Authority: Member

EXHIBIT A

ARTICLES OF INCORPORATION OF PEEKA INC.

ARTICLES OF INCORPORATION
OF
PEEKA INC.

ARTICLE 1. NAME.

The name of this corporation is Peeka Inc. (the *"Corporation"*).

ARTICLE 2. AGENT FOR SERVICE OF PROCESS.

The address of the registered office of the Corporation is 811 First Ave., Suite 457, Seattle, Washington 98104, and the name of the registered agent at such address is GKL Registered Agents of WA.

ARTICLE 3. PURPOSE.

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Revised Code of Washington.

ARTICLE 4. AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) 20,000,000 shares of Common Stock, without par value (*"Common Stock"*). The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

4.1   COMMON STOCK

4.1.1 General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges set forth herein.

4.1.2 Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. In accordance with RCW 23B.07.270, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of RCW 23B.10.030 and RCW 23B.10.040 of the Washington Business Corporation Act (the *"Act"*).

4.2   GENERAL

4.2.1 Issuance of Certificates. The Board shall have the authority to issue shares of the capital stock of the Corporation and the certificates therefor subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further reasonable purpose.

4.2.2 No Cumulative Voting. Shareholders of the Corporation shall not have the right to cumulate votes for the election of directors.

4.2.3 Quorum for Meeting of Shareholders. A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy. In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

4.2.4 Execution of Consent by Less Than Unanimous Consent of Shareholders. Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting or a vote if either: (a) the action is taken by written consent of all shareholders entitled to vote on the action; or (b) so long as this Corporation is not a public company, the action is taken by written consent of shareholders holding of record, or otherwise entitled to vote, in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. To the extent the Act requires notice of any such action to be given to nonconsenting or nonvoting shareholders, such notice shall be given promptly by this Corporation, or by another person soliciting consents, to nonconsenting shareholders or, if applicable pursuant to such statute, to nonvoting shareholders after the record date and delivery to this Corporation of shareholder consents sufficient to approve the corporate action. The notice shall be in the form of a record and shall contain or be accompanied by the same material that, under the Act, would have been required to be delivered to nonconsenting or nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted for shareholder action. Such notice shall be provided in the same manner as the Bylaws or these Articles require or permit other notices to shareholders to be provided.

4.2.5 Contracts with Interested Shareholders. Subject to the limitations set forth in RCW 23B.19.040, to the extent applicable, the Corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise. Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

4.2.6 Ratification by Shareholder Vote. Subject to the requirements of RCW 23B.08.730 and 23B.19.040, any contract, transaction, or act of the Corporation or of any director or officer of the Corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the Corporation.

4.2.7 <u>Reduced Voting Requirements</u>. Except as otherwise provided in these Articles, as amended from time to time, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f), or 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges), is hereby explicitly denied.

ARTICLE 5. PREEMPTIVE RIGHTS.

No shareholder of this Corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of this Corporation or to any obligations convertible into stock of this Corporation, or to any warrant or option for the purchase thereof except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any shareholder.

ARTICLE 6. DIRECTORS.

6.1 NUMBER OF DIRECTORS. Except as may be provided in these Articles, as amended from time to time, the number of directors of the Corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws. To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this Article 6 shall not adversely affect a director of this Corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

6.2 CONTRACTS WITH INTERESTED DIRECTORS. Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730: (i) The Corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise; and (ii) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

6.3 INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. The capitalized terms in this Section 6.3 shall have the meanings set forth in RCW 23B.08.500.

6.3.1 <u>Mandatory Indemnification; Advances of Expenses</u>. The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 and 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (a) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (b) conduct of the Director or officer finally adjudged

3

to be in violation of RCW 23B.08.310; or (c) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

6.3.2   Insurance. The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Corporation or, who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

6.3.3   Modification. If, after the effective date of this Part C of Article IV, the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

6.3.4   Miscellaneous. To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 6.3 shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Section 6.3 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such. Any amendment to or repeal of this Section 6.3 shall not adversely affect any right or protection of a Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

6.3.5   Severability. If any provision of this Section 6.3 or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this Section 6.3, and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

ARTICLE 7. ACTION BY MAJORITY VOTE.

The provisions of this Article 7 are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of this Corporation for which the Act requires (unless these Articles provide otherwise) the approval of two-thirds of the votes of each voting group entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes of each voting group entitled to be cast on such matter shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution.

4

ARTICLE 8. VOTE BY BALLOT.

Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

ARTICLE 9. AMENDMENT OF BYLAWS.

The Board of the corporation shall have the power to adopt, amend or repeal Bylaws of the Corporation.

ARTICLE 10. AMENDMENTS TO ARTICLES OF INCORPORATION.

Except as otherwise provided in these Articles, as amended from time to time, the Corporation reserves the right to amend, alter, change, or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute. All rights of shareholders of the Corporation are subject to this reservation. A shareholder of the Corporation does not have a vested property right resulting from any provision of these Articles.

ARTICLE 11. MISCELLANEOUS.

11.1 AMENDMENT OF BYLAWS. Subject to the limitation(s) of RCW 23B.10.210, and subject to the power of the shareholders of the Corporation to change or repeal the Bylaws, the Board is expressly authorized to make, amend, or repeal the Bylaws of the Corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board may not amend or repeal that bylaw.

11.2 MEETINGS AND BOOKS. Meetings of shareholders may be held within or without the state of Washington, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the state of Washington at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

11.3 CORRECTION OF CLERICAL ERRORS. The Corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.

*   *   *   *   *

The undersigned director and officer of the Corporation hereby acknowledges that the foregoing articles constitute the act and deed of the undersigned and that the facts stated herein are true.

Dated: February _7_ , 2017

_____
Michael Wong, President



STATE OF WASHINGTON
SECRETARY OF STATE

Transaction Request Form

This Box For Office Use Only

CHECK ONE: ☑ **EXPEDITE ($50)**   ☐ ROUTINE (NO EXTRA $)   ☐ COUNTER WAIT ($50)

Name of Entity/UBI#
Daily limit of Three (3) Requests - Please Print

Transaction
Use Codes Listed Below

1.   PEEKA LLC   F - CONVERSION

2.

3.

Transaction Request Codes

File Documents

A. Articles
B. Reinstatement
C. Summons
D. Trademark
E. Apostilles: Country _____
F. Other _____

View/Obtain Documents

G. Long Form Certificate of Existence
H. Short Form Certificate of Existence
I. Photocopies of _____
J. Certified Copies of: _____
K. Other _____
Additional Information: _____

Transaction Requested By:

Name: CT Corporation - Michele/Jeff/James

Address: 505 UNION AVE

           OLYMPIA, WA 98501

Phone Number: 360-357-6794

Email Address:

Office Use Only

COS _____   INC./QUAL./REINST. _____

COP _____   AMD./MER./DISS. _____

PHO _____   ANN.RPT./AGENT _____

APO _____   RES./REG. _____

OTHER _____   TRADEMARK _____

EXP FEE _____   OTHER _____

240

TOTAL _____   **TOTAL** _____

Consent Form

The members who sign this form hereby consent to selling up to $100,000 worth of equity on the Fundopolis platform. These members are the majority stakeholders in Peeka.



x_____   Date: 9/9/19

Name (print): Michael Wong

Title: CEO, co-founder



x_____   Date: 9/9/19

Name (print): Alex Comfortes

Title: COO, co-founder